# HAVERTYS®

FURNITURE
BUILT
FOR LIFE

COMFORT
AT ALL
THE RIGHT
PRICES

THOUSANDS OF OPTIONS
TO PERSONALIZE YOUR SPACE



**December 3-4, 2013**



- **Founded in 1885**

- **IPO - October 1929**

- **Cash dividend since 1935**



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**Retail Footprint:   119  Stores across 16 states**
**4.3 M  retail sq.ft.**



HAVERTYS®
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## Customer Demographics and Psychographics

- **Women**

- **80% own a home**

- **Household Income $75k +**

- **Age 35+**

- **Primarily driven by style**

- **Refreshing the home for variety's sake**

- **Considers value, but favors selecting right item over just price**

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HAVERTYS®
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**Focused Business Strategy**

- **Brand**

- **Growth Opportunities**

- **Operating Excellence**

- **Returns to Stockholders**

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**HAVERTYS**
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**Focused Business Strategy**

- **Brand**
  - **Store**
  - **Website, media and other touches**
  - **Merchandise**
- **Growth Opportunities**
- **Operating Excellence**
- **Returns to Stockholder**

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**HAVERTYS**
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## Focused Business Strategy

- **Brand**
  - **Store**
  - **Website, media, and other touches**
  - **Merchandise**
- **Growth Opportunities**
- **Operating Excellence**
- **Returns to Stockholder**

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**HAVERTYS**
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**Havertys.com - Display and feel mimics store presentation**



# Digital and Social Media Stats

## YTD Q3 2013

- **Havertys.com - Unique Visitors 6.2 M**
  - **Ratings and reviews – avg. 700 per month**

- **Facebook  –  370 K avg. weekly reach**
  **220 K Fans**

- **Pinterest  –  4,600 Followers**
- **Twitter  –  4,800 Followers**
- **Blog – 6,000 average weekly views**
- **YouTube – 655K views**

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**HAVERTYS**
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## Television



TODD CRAIN

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**HAVERTYS**
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## Focused Business Strategy

- **Brand**
  - **Store**
  - **Website, media and other touches**
  - **Merchandise**
- **Growth Opportunities**
- **Operating Excellence**
- **Returns to Stockholder**

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**HAVERTYS**
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### Merchandise

- **Primarily Havertys Brand**
- **Mid- to upper middle price points**
- **Large array of styles**





- **Variety of custom options**
- **Sourced to our specs**

HAVERTYS®
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## Focused Business Strategy

- **Brand**

- **Growth Opportunities**

  - **Macro environment**

  - **Increase sales per sq. ft.**

  - **Store growth and improvements**

- **Operating Excellence**

- **Returns to Stockholder**

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**HAVERTYS**
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**NEW SINGLE FAMILY HOME SALES**
**Monthly Data: Seasonally-Adjusted Annualized**

United States     South

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**HAVERTYS**
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## Comp-Store Sales % - Quarterly



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**HAVERTYS**
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## Focused Business Strategy

- **Brand**

- **Growth Opportunities**

  - **Macro environment**

    - **Increase sales per sq. ft.**

  - **Store growth and improvements**

- **Operating Excellence**

- **Returns to Stockholder**

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**HAVERTYS**
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## Annual Sales / Sq. Ft.

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## Focused Business Strategy

- **Brand**

- **Growth Opportunities**

  - **Macro environment**

  - **Increase sales per sq. ft.**

    - **Traffic**

    - **Average Ticket**

  - **Store growth and improvements**

- **Operating Excellence**

- **Returns to Stockholder**

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**HAVERTYS**
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## Shifting the Media Mix



## Television





## Emails

- **2 emails per week**
- **1.2 million customers**
- **Open Rates – 8 – 13 %**
- **Click Thru – avg. 3%**



## Havertys.com



## She is on the go......







**Customer mobile devices**

## Focused Business Strategy

- Brand
- **Growth Opportunities**
  - Macro environment
  - **Increase sales per sq. ft.**
    - Traffic
    - **Average Ticket**
  - Store growth and improvements
- Operating Excellence
- Returns to Stockholder

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**HAVERTYS**
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## "Better" product price points





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**HAVERTYS**
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## Special Orders -- Simplified

Erin Y274  ★★★★★ (4 reviews)

ALTERNATE VIEWS

SWATCHES

○ Zoom ○ Enlarge

Part of our CUSTOMLOOK SEAT YOURSELF program, our Erin collection feat
customizable pieces in a simple, sophisticated style. Choose track, rolled or English a
Pick from a skirted or banded base and turned or tapered legs. The finishing touc
each one of your signature pieces will be your choice of over 150 upholstery and ac
pillow fabrics in an array of colors, textures and patterns. Sink into loose back and
cushions with down-blend cushioning. Seat cushions are supported by a patented Com
Flex spring unit for stability and strength. Upholstery content: 55% linen, 45% co
Cleaning code: S.

Products | Details & Benefits | Product Reviews | Ask & Answer | See it in

Sofa        Loveseat

$1,799.99     $1,699.99     $1,499.99

**Special Order Configurator** ✖

| | |
|---|---|
| Vendor | HVT - Havertys |
| Group | Y274 |
| Product | Erin Sofa |

Image above does not represent Special Order Options

| | |
|---|---|
| Arm Type | Select a value ▾ |
| Base Type | Select a value ▾ |
| Frame | Select a value ▾ |
| Body Fabric | Select a value ▾ |
| Pillow Fabric 1 - Front (pair) | Select a value ▾ |
| Pillow Fabric 1 - Back (pair) | Select a value ▾ |
| Fringe/Cord | Select a value ▾ |
| Finish Color | Select a value ▾ |
| Nailhead | Select a value ▾ |

Mfg Id:

Price $1799.99

Add to worksheet

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**HAVERTYS**
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# Complete the Look










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**HAVERTYS**
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# FREE In Home Designer Program

**Limited introduction:**

2012 -   19 designers serving 22 stores

2013 -   45 designers for 55 stores

2014 -   85 designers for up to 100 stores by end
of the year

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**HAVERTYS**
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## Average Ticket Initiatives - Results

**YTD 9 mos. 2013**

- **Avg. Retail Selling Price SKU up 4.3%**

- **Avg. ticket up 8.6%**

- **Custom and Special Orders up 22.9%**

**2012**

- **Avg. Retail Selling Price SKU up 4.6% over 2011**

- **Avg. ticket in 2012 up 7.8% over 2011 and**

   **in 2012 up 13.2% over 2010**

- **Custom and Special Orders up 14.4% over 2011**

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**HAVERTYS**
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## Focused Business Strategy

- **Brand**

- **Growth Opportunities**

  - **Macro environment**

  - **Increase sales per sq. ft.**

  - **Store growth and improvements**

- **Operating Excellence**

- **Returns to Stockholder**

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**HAVERTYS**
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## Store Growth

### 2014 Plans

| | | |
|---|---|---|
| New store in new market: | To be announced | Q-4 |
| New store in existing markets: | Atlanta, GA | Q-3 |
| | Dallas/Ft. Worth | Q-4 |
| | To be announced | Q-4 |
| Store relocation:    Orlando, FL | Q-4 | |
| Expand one location: | Q-2 | |

Increase in square footage of 3.0%

### 2013

Expanded three locations
Closed three locations

Decrease in square footage of  2.2%

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**HAVERTYS**
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## Bright Inspirations

**Multi-Year Store Refresh Project**

**Total spend:  approx. $31M on existing stores for remodels/expansions 2010 - 2014**

**End of 2014:   Approx. 95% of store base will be new or improved**



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**HAVERTYS**
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## Capital Expenditures Update

| (Approximate in thousands) | Proposed 2014 | Estimated 2013 |
|---|---|---|
| **Stores:** | | |
| New or replacement stores | $ 9,100 | $ 2,100 |
| Remodels/expansions | 10,000 | 9,800 |
| Other improvements | 5,000 | 4,400 |
| Total stores | 24,100 | 16,300 |
| Distribution | 3,400 | 1,900 |
| Information technology | 2,500 | 1,800 |
| **Total** | **$ 30,000** | **$ 22,000** |

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**HAVERTYS**
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## Focused Business Strategy

• Brand

• Growth Opportunities

• **Operating Excellence**

• Returns to Stockholders

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**HAVERTYS**
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Approx. 50% of sales associates use the iPad

...Providing tools and training to upgrade our talent to match our customer and grow our business



## Control Expense and Maintain Quality

- **Company Owned & Operated**
- **Standardization**
- **Accountability**

**Yielding fewer exceptions and more routes completed in established times**







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Shop By Room ⌄    Shop By Item ⌄    Specials    Get Design Advice    Plan Your Room

## My Havertys

Track orders online, save wish lists, create room plans, manage your e-mail preferences, ... and much more!



**My Orders**
- Schedule Delivery
- Follow the Truck (Day of delivery)
- See Your Orders



**My Shopping**
- Shopping Cart
- Wish List

MY SHOPPING



**My Account**
- Login Information
- Manage Contact Information
- Email offers, catalogs, and more



**Create Room Plans**
**My Room Plans**
- Elizas bedroom

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| | STOP | TIME WINDOW QUOTED | # OF ITEMS | CITY & STATE | ZIP | ACTUAL ARRIVAL | ACTUAL DEPARTURE | STATUS |
|---|---|---|---|---|---|---|---|---|
| | 1 | 8:15 am - 10:15 am | ---- | LOGANVILLE, GA | 30052 | 8:41 am | 8:54 am | Complete |
| | 2 | 8:45 am - 10:45 am | ---- | LOGANVILLE, GA | 30052 | 8:56 am | 9:24 am | Complete |
| 🚚 | 3 | 9:15 am - 11:15 am | ---- | GRAYSON, GA | 30017 | 9:30 am | 9:50 am | Complete |
| | 4 | 10:00 am - 12:00 pm | ---- | COVINGTON, GA | 30016 | ---- | ---- | ---- |
| | 5 | 11:00 am - 1:00 pm | ---- | COVINGTON, GA | 30014 | ---- | ---- | ---- |
| | 6 | 12:00 pm - 2:00 pm | ---- | LOGANVILLE, GA | 30052 | ---- | ---- | ---- |
| 🏠 | 7 | 1:00 pm - 3:00 pm | 3 | ATHENS , GA | 30606 | ---- | ---- | ---- |
| | 8 | 2:45 pm - 4:45 pm | ---- | BOGART , GA | 30622 | ---- | ---- | ---- |
| | 9 | 3:00 pm - 5:00 pm | ---- | BOGART , GA | 30622 | ---- | ---- | ---- |
| | 10 | 3:30 pm - 5:30 pm | ---- | WINDER, GA | 30680 | ---- | ---- | ---- |

FOLLOW THE TRUCK

⇄ Refresh ✕

YOUR HAVERTYS DRIVER

Leonard Madrigal
6 Years of service

Key
🏠 = Your stop
🚚 = Truck's location
🏠 = Delivered/Delivering to you

GET DELIVERY UPDATES ON YOUR PHONE
Text ETA to 62925 to see our arrival time

Text Message
Apr 27, 2012 9:44 AM
Havertys Alerts.One delivery ahead of yours.Current ETA is 09:55 am - 10:25 am.Reply HELP for help or call 888-428-3789.Reply STOP to Cancel.

Havertys Alerts. Your delivery is next. ETA is 09:49 am. Reply HELP for help or call 888-428-3789. Reply STOP to Cancel.

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# Strategic Sourcing



- **Over 80% of our selected case goods are imported**

- **Direct Imports – 17% of 2012 furniture sales:**
  - **Work with outside designers to develop collections**
  - **Select factories**
  - **Use dedicated quality control team to inspect product in factories**

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**HAVERTYS**
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# Focused Business Strategy

- **Brand**

- **Growth Opportunities**

- **Operating Excellence**

- **Returns to Stockholders**

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**HAVERTYS**
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# Sales vs. Pretax by quarter



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**HAVERTYS**
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## Strong Balance Sheet

- **No intangible assets on the balance sheet**

- **Cash at Q3 2013 - $ 72.1 M**

- **Own 37% of Stores and 40% of Distribution Facilities**

- **Inventory – $ 91.6 net of LIFO reserve of $ 18.9 M**

- **No funded borrowings**

- **Paid $26.5 M in cash dividends over last 12 months**

- **Book Value per outstanding share at Q3 2013: $12.48**

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**HAVERTYS**
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## HVT Stock Price Trading Range



## HAVERTYS' Strategic Advantages

- **Attractive Target Customer**

- **Appealing Store Base in Good Markets**

- **Flexibility in Sourcing Distinctive Merchandise**

- **State-of-Art Store / Distribution Systems**

- **Financially Sound – $50 million ABL not in use**

- **Experienced Team**

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## Forward-Looking Statements

**The forward-looking statements included in this presentation may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements address the financial condition, results of operations, business initiatives and prospects of the Company and are subject to certain risks and uncertainties that could cause actual results to differ materially. Please refer to the Company's current press releases and SEC filings, including, but not limited to, reports on forms 10-K, 8-K, and 10-Q, for more information on the risks and uncertainties that could cause actual results to differ materially from these forward-looking statements. The statements are current as of the date of this presentation, and the Company undertakes no obligation to update or revise any forward-looking statements to reflect events or circumstances that may arise in the future.**

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**HAVERTYS**
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**HAVERTYS**
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